UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): October 27, 2009



T H E   D I X I E   G R O U P

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   **Results of Operations and Financial Condition.**

On October 27, 2009, The Dixie Group, Inc. issued a press release reporting results for the third quarter ended September 26, 2009.

Item 9.01.   **Financial Statements and Exhibits.**

(c)   Exhibits

(99.1)   Press Release, dated October 27, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 27, 2009   **THE DIXIE GROUP, INC.**

                                                            By: /s/ Jon A. Faulkner
                                                            Jon A. Faulkner
                                                            Chief Financial Officer



EXHIBIT 99.1

THE DIXIE GROUP

CONTACT: Jon Faulkner
Chief Financial Officer
706-876-5814
jon.faulkner@dixiegroup.com

THE DIXIE GROUP REPORTS THIRD QUARTER 2009 RESULTS

CHATTANOOGA, Tenn. (October 27, 2009) -- The Dixie Group, Inc. (NASDAQ:DXYN) today reported financial results for the third quarter and nine months ended September 26, 2009. For the third quarter of 2009, the Company reported a loss from continuing operations of $2,017,000, or $0.16 per diluted share, compared with a loss from continuing operations of $732,000, or $0.06 per diluted share, for the third quarter of 2008. Sales for the third quarter of 2009 were $50,487,000, down 31% from $72,917,000 in the year-earlier quarter.

For the nine months ended September 26, 2009, the loss from continuing operations was $38,442,000, or $3.13 per diluted share, compared with income from continuing operations of $633,000, or $0.05 per diluted share for the nine-month period in 2008. Sales for the year-to-date period in 2009 were $150,698,000, down 32% from $220,794,000 reported in the prior-year period.

Results for the third quarter of 2009 were affected by $563,000 of pre-tax costs for facility consolidations and severance expenses related to the implementation of the Company's cost-reduction plans. Lower inventories in 2009 resulted in liquidations of LIFO inventory carried at lower costs established in prior years, increasing pre-tax income by $116,000 for the third quarter and $1,136,000 for the nine-month period of 2009. Results for the year to date in 2009 were also affected by the write-off of the Company's remaining goodwill, together with facility consolidation and severance expenses. For the first nine months of 2009, these expenses aggregated $33,701,000, of which $31,406,000 were non-cash.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "The third quarter performance was similar to the second – with carpet sales down in the 30% range. We experienced improvement in the residential market during the quarter but continued weakness in the commercial sector. As we have stated previously, our objective is to reduce costs and return to profitability at the current business activity level.

“The actions taken beginning in 2008 to reduce costs have resulted in 28% fewer associates and should produce cost reductions of approximately $23 million to $25 million by 2010. We continue to review our cost position to insure our return to profitability.

“Our initial action under the cost reduction plan consisted primarily of consolidating our East Coast and West Coast tufting facilities along with other cost-cutting efforts. This program will be complete by year-end 2009.

“The second phase of our cost reduction initiative, as described in our second quarter earnings release, realigned our three residential units into one business unit with three distinct brands. This

action is progressing well, and we expect to begin seeing savings from this realignment in the fourth quarter – with the full effect to be felt early next year.

"Our plans to reduce inventory and limit capital expenditures have continued. Inventories were down 7% in the third quarter compared with second quarter, and were down 21% compared with inventory levels at the beginning of the year. Capital expenditures for the year to date were $2.2 million, or 21% of depreciation and amortization. Earlier capital expenditure plans included approximately $3.2 million of equipment with new manufacturing technology, which we subsequently obtained under an operating lease. Total debt was reduced $2.7 million during the third quarter and $16.6 million year to date, due to lower working capital and capital expenditures.

"As past experience has shown us, we generally see the residential business return ahead of the commercial business. Since we normally see a pickup of sales in our residential business in the fourth quarter of the year, we are hopeful that we will experience similar results this year. We cannot predict how long the current economic downturn will last nor its impact on the markets we serve, but we continue to make those changes that will allow us to weather the current economic storm and that will benefit our business when market conditions improve," Frierson concluded.

The Company's income from discontinued operations was $23,000, or $0.00 per diluted share, for the third quarter of 2009, compared with a loss from discontinued operations of $101,000, or $0.01 per diluted share, for the third quarter of 2008. Including discontinued operations, the Company reported a net loss of $1,994,000, or $0.16 per diluted share, for the third quarter of 2009 compared with a net loss of $833,000, or $0.07 per diluted share, for the year-earlier period. For the year-to-date period in 2009, the Company's loss from discontinued operations was $176,000, or $0.01 per diluted share, compared with a loss of $167,000, or $0.01 per diluted share, in the prior-year period. Including discontinued operations and the aforementioned unusual costs, the Company reported a net loss of $38,618,000, or $3.14 per diluted share, for the first nine months of fiscal 2009 compared with net income of $466,000, or $0.04 per diluted share, for the year-earlier period.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at www.earnings.com. The simulcast will begin at approximately 11:00 a.m. Eastern Time on October 27, 2009. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing (913) 981-5567 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 2741173 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets, Dixie Home and Whitespace brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

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THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Operations
(unaudited; in thousands, except earnings per share)

		Three Months Ended			Nine Months Ended	
		Sept. 26, 2009	Sept. 27, 2008		Sept. 26, 2009	Sept. 27, 2008
NET SALES	$	50,487	$ 72,917	$	150,698	$ 220,794
Cost of sales		36,911	54,029		113,166	158,796
GROSS PROFIT		13,576	18,888		37,532	61,998
Selling and administrative expenses		14,857	18,733		45,338	56,754
Other operating income		(212)	(56)		(560)	(292)
Other operating expense		79	178		384	546
Facility consolidation and severance expenses		563	---		2,295	---
Impairment of goodwill		---	---		31,406	---
OPERATING INCOME (LOSS)		(1,711)	33		(41,331)	4,990
Interest expense		1,347	1,483		4,243	4,414
Other income		(20)	(165)		(339)	(348)
Other expense		146	5		167	31
Income (loss) from continuing operations before income taxes		(3,184)	(1,290)		(45,402)	893
Income tax provision (benefit)		(1,167)	(558)		(6,960)	260
Income (loss) from continuing operations		(2,017)	(732)		(38,442)	633
Income (loss) from discontinued operations, net of tax		23	(101)		(176)	(167)
NET INCOME (LOSS)	$	(1,994)	$ (833)	$	(38,618)	$ 466
BASIC EARNINGS (LOSS) PER SHARE:						
Continuing operations	$	(0.16)	$ (0.06)	$	(3.13)	$ 0.05
Discontinued operations		0.00	(0.01)		(0.01)	(0.01)
Net income (loss)	$	(0.16)	$ (0.07)	$	(3.14)	$ 0.04
DILUTED EARNINGS (LOSS) PER SHARE:						
Continuing operations	$	(0.16)	$ (0.06)	$	(3.13)	$ 0.05
Discontinued operations		0.00	(0.01)		(0.01)	(0.01)
Net income (loss)	$	(0.16)	$ (0.07)	$	(3.14)	$ 0.04
Weighted-average shares outstanding:						
Basic		12,325	12,345		12,283	12,515
Diluted		12,325	12,345		12,283	12,625

THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(in thousands)

	Sept. 26, 2009	Dec. 27, 2008
ASSETS	*(Unaudited)*	
Current Assets		
Cash and cash equivalents	$ 102	$ 113
Receivables, net	25,102	32,976
Inventories	59,153	75,167
Other	5,063	5,893
Total Current Assets	89,420	114,149
Net Property, Plant and Equipment	84,187	94,060
Goodwill	---	33,406
Other Assets	12,672	11,048
TOTAL ASSETS	$ 186,279	$ 252,663
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 23,415	$ 27,691
Current portion of long-term debt	8,959	8,832
Total Current Liabilities	32,374	36,523
Long-Term Debt		
Senior indebtedness	55,303	68,549
Capital lease obligations	791	1,806
Convertible subordinated debentures	12,162	14,662
Deferred Income Taxes	3,450	10,713
Other Liabilities	11,660	12,822
Stockholders' Equity	70,539	107,588
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 186,279	$ 252,663

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